UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number: 001-41870

Diversified Energy Company PLC

(Translation of registrant’s name into English)
1600 Corporate Drive
Birmingham, Alabama 35242
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On June 6, 2024, Diversified Energy Company PLC (the “Company”) acquired Oaktree Capital Management, LP’s 100% membership interest in OCM Denali Holdings, L.L.C. and its subsidiaries (“Oaktree”), whose assets predominantly included non-operated working interests in producing wells and related facilities in the Company’s Central Region. This Form 6-K provides certain statements of revenues and direct operating expenses of Oaktree and pro forma financial information of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Statement of Revenues and Direct Operating Expenses of OCM Denali Holdings, L.L.C. for the three months ended March 31, 2024 and 2023
99.2	Audited Statement of Revenues and Direct Operating Expenses of OCM Denali Holdings, L.L.C. for the year ended December 31, 2023
99.3	Unaudited Pro Forma Condensed Combined Financial Information
99.4	Consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diversified Energy Company plc

August 20, 2024	By:	/s/ Bradley G. Gray
Date		Bradley G. Gray
President & Chief Financial Officer